UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934

SYS
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

785070103
(CUSIP Number)

Edward M. Lake, Chief Financial Officer SYS 5050 Murphy Canyon Road, Suite 200 San Diego, CA 92123 (858) 715-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 3, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 785070103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gary E. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 837,869

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 837,869

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.7%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the Common Stock, no par value per share (the “Common Stock”), of SYS, a California corporation (the “Issuer”).  The name and address of the principal executive offices of the Issuer are:

SYS 5050 Murphy Canyon Road, Suite 200 San Diego, California 92123
Item 2.	Identity and Background

This statement is being filed by the following person pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended  (the “Exchange Act”): Gary E. Murphy (“Murphy”).

The principal business address of Murphy is 4530 Ten Oaks Road, Dayton, Maryland 21036.
Murphy was the owner of Reality Based IT Systems, LTD (“RBIS”), which has been purchased by the Issuer. Murphy is now an employee of the Issuer. Murphy is a citizen of the United States.

During the past five years, Murphy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Murphy sold his 100% interest in RBIS to Issuer in exchange for cash and stock. The shares listed in this Schedule 13D were issued to Murphy as part of this transaction.
Item 4.	Purpose of Transaction

The shares of Common Stock were acquired as part of the purchase price paid by Issuer to Murphy for his interest in RBIS. Murphy may receive up to 125,408 shares held in an escrow account and up to 775,000 shares through earn-out provisions of the RBIS transaction. Except as set forth herein, Murphy has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) - (b)   On April 3, 2006 Murphy received 837,869 shares of Common or approximately 5.7 % of the Issuer's outstanding Common Stock.  As of the date hereof, Murphy beneficially owns and has sole power to vote and sole power of disposition over 837,869 shares of Common Stock of the Issuer, or approximately 5.7 % of the Issuer’s outstanding Common Stock.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by Murphy in the last 60 days.

(d)    Except as stated within this Item 5, only Murphy has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e) Inapplicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described above or in response to Item 4 of this Schedule 13D, which is hereby incorporated herein by reference, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Murphy, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
None

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 1, 2006

By: /s/ Gary E. Murphy
Name: Gary E. Murphy